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                 [LOGO OF GOFF BACKA ALFERA & COMPANY, LLC]

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                          INDEPENDENT AUDITOR'S REPORT
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To the Board of Directors
Western Pennsylvania Adventure Capital Fund
Pittsburgh, Pennsylvania

We have examined management's assertion about Western Pennsylvania Adventure Capital Fund's (the Company's) compliance with the requirements of subsections
(b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of October 15, 2001, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 5, 2001, and with respect to agreement of security purchases and/or conversions, for the period from March 5, 2001(the date of our last examination), through October 15, 2001.

     . Count and inspection of all securities located in the safe deposit box located at PNC Bank, Lebanon Shops in Pittsburgh, Pennsylvania.

     . Reconciliation of all such securities to the books and records of the Company.

     . Agreement of two securities purchased (no sales transactions occurred) since March 5, 2001, from the books and records of the Company to the legal documents from the sellers.

     . Agreement of one promissory note obtained since March 5, 2001, from the books and records of the Company to the legal documents from the debtor.

     . Agreement of one security converted from convertible preferred stock to preferred stock since March 5, 2001, from the books and records of the Company to the legal documents from the sellers.

     . Agreement of one security converted from a convertible debenture to preferred stock since March 5, 2001, from the books and records of the Company to the legal documents from the debtor.

     . Agreement of one stock warrant granted since March 5, 2001, from the books and records of the Company to the legal documents from the grantor.

     . Agreement of additional shares of one security granted thought the exercise of the Company's anti-dilution rights since March 5, 2001, from the books and records of the Company to the legal documents from the sellers.
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We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Western Pennsylvania Adventure Capital Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 15, 2001, with respect to securities reflected in the investment account of the Company is fairly stated, in all material aspects.

This report is intended solely for the information and use of management of Western Pennsylvania Adventure Capital Fund and the Securities and Exchange Commission and should not be used for any other purpose.


/s/ Goff Backa Alfera & Company, LLC
GOFF BACKA ALFERA & COMPANY, LLC

Pittsburgh, Pennsylvania
October 15, 2001
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                           [LOGO OF WESTERN PENNSYLVANIA ADVENTURE CAPITAL FUND]

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    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

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We as members of management of Western Pennsylvania Adventure Capital Fund (the
Company), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements of subsections (b) and (c) of rule 17f-2 as of October 15, 2001, and from March 5, 2001 through October 15, 2001.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 15, 2001, and from March 5, 2001 through October 15, 2001, with respect to securities in the investment account of the Company.

WESTERN PENNSYLVANIA ADVENTURE CAPITAL FUND



By:


/S/ Alvin J. Catz
    ---------------------

Title:

    Treasurer
    ----------------------


                   A business development company dedicated to the formation and growth of significant new businesses in southwestern Pennsylvania.
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1. Investment Company Act File Number:           Date examination completed:

811-814-00131                                     OCTOBER 15, 2001
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2. State identification Number:
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     AL           AK           AZ           AR            CA             CO
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     CT           DE           DC           FL            GA             HI
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     ID           IL           IN           IA            KS             KY
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     LA           ME           MD           MA            MI             MN
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     MS           MO           MT           NE            NV             NH
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     NJ           NM           NY           NC            ND             OH
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     OK           OR           PA           RI            SC             SD
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     TN           TX           UT           VT            VA             WA
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     WV           WI           WY           PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:

     WESTERN PENNSYLVANIA ADVENTURE CAPITAL FUND
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4. Address of principal executive office (number, street, city, state, zip code):

     SCOTT TOWNE CENTER, SUITE A-113
     2101 GREENTREE ROAD, PITTSBURGH, PA 15220
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